EXHIBIT 12.1

BMB MUNAI, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,
	2009	2008

Earnings:

Income before income taxes	$ 30,782	$ 13,321,323
Add: Fixed charges	1,148,047	1,135,842
Add: Amortisation of capitalized interest	9,870	16,963
Less: Interest capitalized	-	(1,135,842)

Total earnings	1,188,699	13,338,286

Fixed charges:

Interest expensed and capitalized	750,000	750,000
Amortized premiums, discounts, & bond costs	398,047	385,842

Total fixed charges	1,148,047	1,135,842

Ration of earnings to fixed charges	1.04	11.74